UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 12, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

On February 12, 2021, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2020 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on July 2, 2020. Also refer to Note 2 “Issued accounting pronouncements” disclosure related to ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” in our most recent Form 6-K furnished with SEC on December 28, 2020.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

The quarterly consolidated financial statements for the nine months ended December 31, 2020 are prepared in accordance with the revised “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements”, pursuant to the proviso of Article 7, Paragraph 1 of the Supplementary Provisions of the “Cabinet Office Ordinance for Partial Revision of the Ordinance on the Terminology, Forms, and Preparation Methods of the financial statements” (Cabinet Office Ordinance No. 9 of March 6, 2020).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2020, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2020		As of December 31, 2020
Assets
Cash and Due from Banks		41,069,745		42,999,682
Call Loans and Bills Purchased		584,686		364,630
Receivables under Resale Agreements		18,581,488		13,600,967
Guarantee Deposits Paid under Securities Borrowing Transactions		2,243,161		2,039,745
Other Debt Purchased		2,688,273		3,081,707
Trading Assets		13,248,734		12,988,630
Money Held in Trust		411,847		498,061
Securities	*2	34,907,234	*2	42,314,072
Loans and Bills Discounted	*1	83,468,185	*1	83,615,990
Foreign Exchange Assets		2,044,415		1,949,760
Derivatives other than for Trading Assets		1,944,060		1,690,112
Other Assets		5,206,121		4,452,367
Tangible Fixed Assets		1,103,622		1,110,136
Intangible Fixed Assets		636,139		616,566
Net Defined Benefit Asset		846,782		918,982
Deferred Tax Assets		32,493		25,680
Customers’ Liabilities for Acceptances and Guarantees		6,066,527		6,124,332
Reserves for Possible Losses on Loans		(424,446)		(489,961)
Reserve for Possible Losses on Investments		—		(0)

Total Assets		214,659,077		217,901,468

	(Millions of yen)
	As of March 31, 2020	As of December 31, 2020
Liabilities
Deposits	131,189,673	127,656,972
Negotiable Certificates of Deposit	13,282,561	17,905,047
Call Money and Bills Sold	2,263,076	1,516,486
Payables under Repurchase Agreements	17,971,098	19,254,428
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	683,205
Commercial Paper	411,089	1,495,476
Trading Liabilities	9,604,890	7,783,921
Borrowed Money	5,209,947	7,346,357
Foreign Exchange Liabilities	509,405	514,302
Short-term Bonds	373,658	391,296
Bonds and Notes	8,906,432	9,644,764
Due to Trust Accounts	1,055,510	1,281,597
Derivatives other than for Trading Liabilities	1,619,151	1,609,917
Other Liabilities	6,111,195	5,283,698
Reserve for Bonus Payments	75,175	53,154
Reserve for Variable Compensation	2,559	2,201
Net Defined Benefit Liability	62,113	71,884
Reserve for Director and Corporate Auditor Retirement Benefits	944	671
Reserve for Possible Losses on Sales of Loans	637	3,931
Reserve for Contingencies	6,443	3,516
Reserve for Reimbursement of Deposits	27,851	23,541
Reserve for Reimbursement of Debentures	18,672	16,918
Reserves under Special Laws	2,509	2,506
Deferred Tax Liabilities	53,150	159,359
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	62,531
Acceptances and Guarantees	6,066,527	6,124,332

Total Liabilities	205,995,229	208,892,022

Net Assets
Common Stock	2,256,767	2,256,767
Capital Surplus	1,136,467	1,135,948
Retained Earnings	4,174,190	4,304,317
Treasury Stock	(6,414)	(7,203)

Total Shareholders’ Equity	7,561,010	7,689,829

Net Unrealized Gains (Losses) on Other Securities	823,085	1,131,436
Deferred Gains or Losses on Hedges	72,081	52,955
Revaluation Reserve for Land	136,655	137,779
Foreign Currency Translation Adjustments	(133,178)	(183,629)
Remeasurements of Defined Benefit Plans	94,317	77,593

Total Accumulated Other Comprehensive Income	992,960	1,216,134

Stock Acquisition Rights	213	134
Non-controlling Interests	109,662	103,346

Total Net Assets	8,663,847	9,009,445

Total Liabilities and Net Assets	214,659,077	217,901,468

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2019		For the nine months ended December 31, 2020
Ordinary Income		2,953,825		2,313,082
Interest Income		1,566,669		990,731
Interest on Loans and Bills Discounted		964,289		707,462
Interest and Dividends on Securities		198,196		171,768
Fiduciary Income		42,244		40,582
Fee and Commission Income		563,812		590,013
Trading Income		294,447		340,662
Other Operating Income		297,243		237,125
Other Ordinary Income	*1	189,407	*1	113,966
Ordinary Expenses		2,392,274		1,864,213
Interest Expenses		1,011,755		341,112
Interest on Deposits		384,950		114,571
Fee and Commission Expenses		127,851		118,590
Trading Expenses		13,134		9,278
Other Operating Expenses		99,081		110,581
General and Administrative Expenses		1,023,557		1,022,627
Other Ordinary Expenses	*2	116,894	*2	262,022

Ordinary Profits		561,550		448,868

Extraordinary Gains	*3	1,289	*3	79,434
Extraordinary Losses	*4	9,064	*4	9,876

Income before Income Taxes		553,775		518,426

Income Taxes:
Current		108,894		120,499
Deferred		31,951		39,049

Total Income Taxes		140,845		159,549

Profit		412,930		358,876

Profit Attributable to Non-controlling Interests		8,966		4,471

Profit Attributable to Owners of Parent		403,963		354,404

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Profit	412,930	358,876
Other Comprehensive Income	(115,705)	217,974
Net Unrealized Gains (Losses) on Other Securities	(67,120)	304,311
Deferred Gains or Losses on Hedges	17,320	(19,166)
Foreign Currency Translation Adjustments	(32,928)	(48,477)
Remeasurements of Defined Benefit Plans	(31,316)	(16,271)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,660)	(2,421)

Comprehensive Income	297,224	576,850

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	287,574	576,454
Comprehensive Income Attributable to Non-controlling Interests	9,649	396

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the first quarter ended June 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥12.87 as of April 1, 2020. The share consolidation was taken place at a ratio of ten pre-consolidation shares to one post-consolidation share on October 1, 2020. Net Asset per share is calculated under the assumption that the share consolidation had been taken place at the beginning of fiscal 2019.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the first quarter ended June 30, 2020.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the quarterly consolidated balance sheet date, from the first quarter ended June 30, 2020, fair value of Japanese stocks is determined based on the quoted market price as of the quarterly consolidated balance sheet date.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of the MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2020 was ¥4,148 million for 2,556 thousand shares (the carrying amount as of March 31, 2019 was ¥3,485 million for 19,636 thousand shares). MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The number of Treasury Stock as of December 31, 2020 is recorded at the amount after the share consolidation. The number of Treasury Stock as of March 31, 2020 is recorded at the amount before the share consolidation.

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the spread of COVID-19 and its prolongation on Reserves for Possible Losses on Loans for some credit. More specifically, we have identified certain industries and certain obligors that are expected to be significantly impacted by COVID-19. For these identified industries and obligors, we have updated the estimated expected loss amount by incorporating certain assumptions such as the future recovery periods and the forecasted GDP growth rate in Japan. Among the major assumptions applied to the relevant estimates, we have adopted the prospect that the period for the settling down of COVID-19 would be longer than we had expected at the end of the previous fiscal year.

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

Some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2020	As of December 31, 2020
Loans to Bankrupt Obligors	15,938	31,334
Non-Accrual Delinquent Loans	401,016	413,981
Loans Past Due for Three Months or More	1,468	647
Restructured Loans	256,429	331,403
Total	674,853	777,368

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2020	As of December 31, 2020
1,548,136	1,446,360

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Gains on Sales of Stocks	149,124	84,536

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Provision for Reserves for Possible Losses on Loans	15,608	91,254
Impairment Losses of Stocks	7,417	60,855

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	62,004

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Losses on Disposition of Fixed Assets	3,826	3,973
Losses on Transfer to Defined Contribution Pension Plan	—	3,320
Losses on Impairment of Fixed Assets	5,237	2,583

“Losses on Transfer to Defined Contribution Pension Plan” resulted from the transfer of part of the defined benefit pension plan to the defined contribution pension plan.

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2020. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2019 and 2020 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Depreciation	111,798	121,011
Amortization of Goodwill	3,029	2,795

Changes in Net Assets

For the nine months ended December 31, 2019

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2019	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019	Retained Earnings
The Board of Directors
November 14, 2019	Common Stock	95,208	3.75	September 30, 2019	December 6, 2019	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2019 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	3.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

For the nine months ended December 31, 2020

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2020	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020	Retained Earnings
The Board of Directors
November 12, 2020	Common Stock	95,209	3.75	September 30, 2020	December 7, 2020	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2020 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	3.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	483,439	324,242	309,730	327,036	38,833	34,552	1,517,832
General and administrative expenses (excluding Non-Recurring Losses and others)	501,360	159,936	179,893	154,012	24,703	30,691	1,050,595
Equity in income from investments in affiliates	8,048	1,409	8,759	—	815	5,105	24,136
Amortization of goodwill and others	2,119	93	270	788	5,830	812	9,912
Others	—	—	—	—	—	(5,942)	(5,942)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(11,992)	165,622	138,326	172,236	9,115	2,212	475,519

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 5,237 million, of which ¥ 1,487 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2020, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	473,774	342,058	332,365	422,462	36,162	14,985	1,621,806
General and administrative expenses (excluding Non-Recurring Losses and others)	474,012	155,374	181,967	157,494	23,773	26,459	1,019,079
Equity in income from investments in affiliates	5,292	3,413	8,575	—	645	(789)	17,135
Amortization of goodwill and others	1,692	74	270	629	5,732	741	9,138
Others	—	—	—	—	—	—	—
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	3,362	190,023	158,703	264,339	7,302	(13,004)	610,724

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 2,254 million, of which ¥ (765) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2019 and 2020, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	475,519	610,724
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	36,950	5,589
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(35,077)	(103,907)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10,622	5,753
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	92,161	(33,075)
Net Extraordinary Gains (Losses)	(7,774)	69,558
Others	(18,626)	(36,216)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	553,775	518,426

Financial Instruments

Matters relating to fair value of financial instruments and others

Quarterly Consolidated Balance Sheet Amount, Fair Value and Difference between Quarterly Consolidated Balance Sheet Amount and Fair value of financial instruments which are material for the operation of corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2020 are as follows;

As of March 31, 2020

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds and Notes	8,906,432	8,847,784	(58,647)

As of December 31, 2020
	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds and Notes	9,644,764	9,926,455	281,690

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Stocks and other securities without a market price and Investments in Partnerships are excluded.

1.	Bonds Held to Maturity

As of March 31, 2020

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	479,936	493,293	13,356
Foreign Bonds	380,297	382,036	1,739
Total	860,233	875,329	15,096

As of December 31, 2020
	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	479,952	490,377	10,424
Foreign Bonds	273,476	285,971	12,494
Total	753,429	776,348	22,918

(Note)	The fair value is based on market prices as of December 31, 2020 (March 31, 2020) and other data.

2.	Other Securities

As of March 31, 2020

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,272,069	2,338,429	1,066,360
Bonds	15,756,613	15,702,512	(54,100)
Japanese Government Bonds	12,645,956	12,601,934	(44,021)
Japanese Local Government Bonds	272,412	272,567	155
Japanese Corporate Bonds	2,838,244	2,828,010	(10,233)
Other	15,137,799	15,296,686	158,886
Foreign Bonds	12,501,259	12,702,213	200,954
Other Debt Purchased	199,850	201,089	1,239
Other	2,436,690	2,393,383	(43,307)
Total	32,166,482	33,337,628	1,171,146

As of December 31, 2020

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,201,052	2,760,625	1,559,572
Bonds	23,224,373	23,171,664	(52,709)
Japanese Government Bonds	19,991,582	19,946,905	(44,677)
Japanese Local Government Bonds	447,141	447,500	358
Japanese Corporate Bonds	2,785,649	2,777,258	(8,390)
Other	14,860,296	14,956,068	95,772
Foreign Bonds	11,860,129	11,996,716	136,586
Other Debt Purchased	239,272	240,570	1,298
Other	2,760,894	2,718,781	(42,112)
Total	39,285,722	40,888,357	1,602,635

(Notes)	1.	Unrealized Gains (Losses) include ¥(5,191) million and ¥16,187 million, which were recognized in the statements of income for the year ended March 31, 2020 and the nine months ended December 31, 2020, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), in principle fair value of Japanese stocks with a quoted market price is determined based on the quoted market price as of December 31, 2020 (fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the fiscal year ended March 31, 2020), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of December 31, 2020 (March 31, 2020).
	3.	Certain Securities other than Trading Securities (excluding Stocks and other securities without a market price and Investments in Partnerships) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2020 (the fiscal year ended March 31, 2020) (impairment (devaluation)), if the fair value (primarily the closing market price as of December 31, 2020 (March 31, 2020)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2020 was ¥41,655 million.

The amount of impairment (devaluation) for the nine months ended December 31, 2020 was ¥61,953 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	In accordance with Article 27 of “ Implementation Guidance on Accounting Standard for Fair Value Measurement “ (ASBJ Guidance No. 31 July 4, 2019), Investments in Partnerships are not included in market value disclosure. Quarterly Consolidated Balance Sheet Amount (consolidated balance sheet amount) of Investments in Partnerships was ¥236,974 million and ¥270,760 million, which were recognized for the year ended March 31, 2020 and the nine months ended December 31, 2020, respectively.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2020

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	7,125	7,125	—

As of December 31, 2020

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	8,877	8,877	—

Derivatives Information

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	11,416,943	4,201	4,201
	Interest Rate Options	1,176,981	1,060	585
	Bond Futures	1,249,813	(4,671)	(4,671)
	Bond Futures Options	—	—	—
Over-the-Counter	FRAs	82,572,716	2,560	2,560
	Interest Rate Swaps	997,220,626	550,524	550,524
	Interest Rate Options	25,212,409	(62,776)	(62,776)
	Bond Options	1,156,604	2,400	2,245
	Bond Other	15,585	422	422
Inter-Company or Internal Transactions	Interest Rate Swaps	18,132,262	(141,481)	(141,481)

Total		—	352,242	351,611

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of December 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	11,070,723	3,332	3,332
	Interest Rate Options	972,818	(78)	(166)
	Bond Futures	796,632	(143)	(143)
	Bond Futures Options	66,236	53	18
Over-the-Counter	FRAs	65,978,757	(744)	(744)
	Interest Rate Swaps	951,100,305	392,616	392,616
	Interest Rate Options	26,723,297	(21,019)	(21,019)
	Bond Options	956,976	236	(26)
	Bond Other	2,171	10	10
Inter-Company or Internal Transactions	Interest Rate Swaps	19,886,599	(148,301)	(148,301)

Total		—	225,961	225,576

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, October 8, 2020) and others are excluded from the above table.

(Changes in Presentation)

With the enactment of “Accounting Standard for Fair Value Measurement” (ASBJ Statement No. 30, July 4, 2019) and other standards, interest rate-related transactions and bond-related transactions are presented as Interest Rate and Bond-Related Transactions from the interim period ended September 30, 2020.

(2)	Currency-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	61,986	—	—
Over-the-Counter	Swaps	57,638,817	1,219	(68,637)
	Forwards	113,118,971	43,511	43,511
	Options	9,950,388	(15,886)	(23,562)
Inter-Company or Internal Transactions	Swaps	2,858,190	(151,891)	8,698
	Forwards	7,127	19	19

Total		—	(123,027)	(39,970)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	88,122	—	—
Over-the-Counter	Swaps	64,372,498	57,169	(24,681)
	Forwards	108,140,095	(19,189)	(19,189)
	Options	7,100,064	1,657	(9,727)
Inter-Company or Internal Transactions	Swaps	2,353,986	(98,174)	16,439
	Forwards	1,004	9	9

Total		—	(58,526)	(37,148)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	676,867	7,602	7,602
	Index Futures Options	4,077,182	(8,285)	(8,989)
Over-the-Counter	Equity Linked Swaps	471,137	91,888	91,888
	Options	701,160	6,585	6,585
	Other	443,060	28,676	28,676

Total		—	126,467	125,764

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	768,637	(28,969)	(28,969)
	Index Futures Options	3,012,166	(4,411)	1,950
Over-the-Counter	Equity Linked Swaps	861,936	28,449	28,449
	Options	517,006	27,848	27,848
	Other	1,163,030	223,185	223,185

Total		—	246,103	252,464

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Commodity-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	37,643	(2,696)	(2,696)
Over-the-Counter	Options	334,342	5,320	5,320

Total		—	2,623	2,623

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of December 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	66,081	346	346
Over-the-Counter	Options	280,927	2,933	2,933

Total		—	3,280	3,280

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	4,838,216	9,096	9,096

Total		—	9,096	9,096

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	8,944,081	(28,878)	(28,878)

Total		—	(28,878)	(28,878)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
(1) Net Income per Share of Common Stock	Yen	159.28	139.76
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	403,963	354,404
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	403,963	354,404
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,536,085	2,535,680

(2) Diluted Net Income per Share of Common Stock	Yen	159.27	139.76
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	168	90
Stock Acquisition Rights	Thousands of shares	168	90
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Notes)	1.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal 2019.
	2.	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2019, was 1,912 thousand and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2020, was 2,283 thousand.

II.	Others

At the meeting of the Board of Directors held on November 12, 2020, the interim cash dividends for the 19th term were resolved as follows:

Total amount of interim cash dividends	¥95,209 million
Interim cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	December 7, 2020